
07069003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 21 2007
WASH. D.C.
186
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Items 1-3. The Park View Federal Savings Bank Salary Savings Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

PARK VIEW FEDERAL SAVINGS BANK
401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2006

INDEX

Meaden&Moore

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Park View Federal Savings Bank
401(k) Plan
Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



MEADEN & MOORE, LTD.
Certified Public Accountants

June 15, 2007
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	December 31 2006	2005
ASSETS		
Cash	$ 249	$ 218
Receivable - Employer contributions	-	4,767
Receivable - Employee contributions	-	18,191
Total Receivables	-	22,958
Investments:		
Merrill Lynch Retirement Preservation Trust	583,557	519,057
MFS Government Securitites Fund Class R	28,351	12,408
BlackRock Bond Fund R	10,217	4,971
BlackRock High Yield Bond Fund R	-	116,387
BlackRock Balanced Capital Fund R	339,306	369,210
BlackRock Global Allocation Fund Cl R	214,994	206,823
BlackRock Large Cap Growth Fund R	34,874	22,312
American Funds AMCAP Fund R2	217,066	218,869
BlackRock Basic Value Fund Class R	133,082	102,418
ALLIANZ CCM Mid Cap	14,764	14,053
BlackRock Mid Cap Value Fund R	24,947	15,902
BlackRock Small/Mid-Cap Growth	7,181	4,406
BlackRock High Yield Bond Portfolio R	126,671	-
BlackRock Value Opportunities R	163,724	228,677
American Funds EuroPacific Growth R2	153,402	43,483
Gartmore Investor Destinations Conservative Fund R	37,777	11,644
Gartmore Investor Destination Moderate Aggressive Fund	103,758	31,344
Gartmore Investor Destination Aggressive Fund	31,336	17,931
BlackRock S&P 500 Index Class A	6,841	8,447
BlackRock Global Tech Fund R	63,728	111,387
GM MFS Government Securities Fund Class R	78,641	42,587
GM ML Retirement Preservation Trust	51,797	25,568
GM BlackRock Basic Value Fund Class R	90,658	53,746
GM BlackRock Bond Fund	86,324	48,359
GM BlackRock Mid Cap Value Opportunities R	29,551	18,516
GM BlackRock Value Opportunities R	20,253	12,599
GM Pimco CCM Mid Cap	21,871	12,728
GM American Funds AMCAP Fund R2	67,777	41,514
GM American Funds EuroPacific Growth R2	82,095	50,170
GM BlackRock Small/Mid-Cap Growth	12,862	7,736
PVF Capital Corporate Stock	2,216,966	2,078,140
Total Investments	5,054,371	4,451,392
Total Assets	5,054,620	4,474,568
LIABILITIES	-	-
Net Assets Available for Benefits (at Fair Value)	5,054,620	4,474,568
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,297	9,446
Net Assets Available for Benefits (at Contract Value)	$ 5,065,917	$ 4,484,014

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	Year Ended December 31	
	2006	2005
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **122,760**	$ 120,089
Employee	**482,021**	463,913
Rollover	**6,821**	35,633
	611,602	619,635
Interest and dividend income	**115,286**	111,553
Net realized / unrealized gain on investments	**190,675**	-
Total Additions	**917,563**	731,188
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**331,145**	278,869
Administrative expenses	**4,515**	-
Net realized / unrealized loss on investments	**-**	309,878
Total Deductions	**335,660**	588,747
Net Increase	**581,903**	142,441
Net Assets Available for Benefits:		
Beginning of Year	**4,484,014**	4,341,573
End of Year	$ **5,065,917**	$ 4,484,014

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank
401(k) Plan

1 Description of Plan

The following description of The Park View Federal Savings Bank 401(k) Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective January 25, 2005. The Amendment allowed participants to request a distribution of his or her rollover contributions at any time. This Amendment also excluded bonuses from the definition of "compensation" for purposes of Employer Profit Sharing Contributions, Elective Deferrals and Matching Contributions.

The Plan was amended effective July 26, 2005. The Amendment allowed an automatic rollover for participants with balances that do not exceed $5,000.

Eligibility:

All employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option [401(k)] - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant's account by matching up to 50% of the first 4% contributed by the Participant for the Plan year.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only Non-highly Compensated Participants in proportion to each eligible Employee's Compensation as a ratio of all eligible Employees' Compensation.

1 Description of Plan, Continued

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion. Such additional contributions, if any, shall be allocated to each Participant in proportion to his or her compensation for the Plan year.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in Company contributions and Company profit sharing contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures outstanding at December 31, 2006 and 2005, were $22,513 and $14,070, respectively.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

1 Description of Plan, Continued

Participants' Loans:

Participant loans are not permitted under the Plan.

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefit are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan's investment broker. Certificates of Deposits and money market funds are stated at cost which approximates market value. Shares of Company common stock are stated at fair value as measured by quoted market prices.

2 Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is based on various valuation approaches dependent on the underlying investments of the contracts.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by Park View Federal Savings Bank.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2 Summary of Significant Accounting Policies, Continued

Concentration of Credit Risks:

Approximately 47% and 55% of the Plan's assets were invested in PVF Capital Corp. common stock as of December 31, 2005 and 2004, respectively.

Risks and Uncertainties:

The Plan's investment include investments in mutual funds and common stock with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3 Tax Status

On November 27, 2001, the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4 Investments

Investments which constitute more than 5% of the Plan's net assets are:

		2006		2005
Merrill Lynch Retirement Preservation Trust	**$**	**583,557**	$	519,057
BlackRock Balanced Capital Fund R	**$**	**339,306**	$	369,210
BlackRock Value Opportunities R		**NA**	$	228,677
PVF Capital Corporate Stock	**$**	**2,216,966**	$	2,078,140

5 Party-in-Interest Transactions

The Plan invests in Company stock, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

6 Benefit Responsive Investment Contract

The Plan has entered into a benefit-responsive investment contract with Merrill Lynch. Merrill Lynch maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Merrill Lynch, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.

lan's ability to transact at contract value with the issuers of its investment contracts. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), or (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Merrill Lynch to terminate the agreement prior to the scheduled maturity date.

Average yields:	*2006*	*2005*
Based on Actual Earnings	5.57%	4.56%
Based on interest rate credited to participants	4.95%	4.19%

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank
401(k) Plan

EIN 13-5565207
Plan Number 002

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
^^,*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	N/A	$ 594,854
	MFS Government Securitites Fund Class R	Mutual Fund	N/A	28,351
*	BlackRock Bond Fund R	Mutual Fund	N/A	10,217
*	BlackRock Balanced Capital Fund R	Mutual Fund	N/A	339,306
*	BlackRock Global Allocation Fund Cl R	Mutual Fund	N/A	214,994
*	BlackRock Large Cap Growth Fund R	Mutual Fund	N/A	34,874
	American Funds AMCAP Fund R2	Mutual Fund	N/A	217,066
*	BlackRock Basic Value Fund Class R	Mutual Fund	N/A	133,082
	ALLIANZ CCM Mid Cap	Mutual Fund	N/A	14,764
*	BlackRock Mid Cap Value Fund R	Mutual Fund	N/A	24,947
	BlackRock Small/Mid-Cap Growth	Mutual Fund	N/A	7,181
	BlackRock High Yield Bond Portfolio R	Mutual Fund	N/A	126,671
*	BlackRock Value Opportunities R	Mutual Fund	N/A	163,724
	American Funds EuroPacific Growth R2	Mutual Fund	N/A	153,402
	Gartmore Investor Destinations Conservative Fund R	Mutual Fund	N/A	37,777
	Gartmore Investor Destination Moderate Aggressive Fund	Mutual Fund	N/A	103,758
	Gartmore Investor Destination Aggressive Fund	Mutual Fund	N/A	31,336
*	BlackRock S&P 500 Index Class A	Mutual Fund	N/A	6,841
*	BlackRock Global Tech Fund R	Mutual Fund	N/A	63,728
	GM MFS Government Securities Fund Class R	Mutual Fund	N/A	78,641
*	GM ML Retirement Preservation Trust	Common Collective Trust	N/A	51,797
*	GM BlackRock Basic Value Fund Class R	Mutual Fund	N/A	90,658
*	GM BlackRock Bond Fund	Mutual Fund	N/A	86,324
*	GM BlackRock Mid Cap Value Opportunities R	Mutual Fund	N/A	29,551
*	GM BlackRock Value Opportunities R	Mutual Fund	N/A	20,253
	GM Pimco CCM Mid Cap	Mutual Fund	N/A	21,871
	GM American Funds AMCAP Fund R2	Mutual Fund	N/A	67,777
	GM American Funds EuroPacific Growth R2	Mutual Fund	N/A	82,095
	GM BlackRock Small/Mid-Cap Growth	Mutual Fund	N/A	12,862
*	PVF Capital Corporate Stock	Common Stock	N/A	2,216,966
				$ 5,065,668

^^ Stated at contract value

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust



Date: June 19, 2007 By

Plan Administrator

00298916.DOC

Exhibit 23.1 Auditor's Consent

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in a Registration Statement on Form S-8 (File Number 33-97450) of our report dated June 15, 2007, on the audit of the financial statements of The Park View Federal Savings Bank for the year ended December 31, 2006.

Meaden + Moore Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 19, 2007
Cleveland, Ohio

END



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster